

February 17, 2011

William R. Brooks
Chief Financial Officer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027

      Re: **Speedway Motorsports, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 12, 2010
              File No. 001-13585

Dear Mr. Brooks:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Lyn Shenk
                    Branch Chief